Rec'd 7/22/02



02053292

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

11F 9-16-02

OMB APPROVAL	
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SEC FILE NUMBER
8- 30878

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TRINITY CHURCH FINANCE CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29745 ANNOPOLIS, SUITE 201A
(No. and Street)



RECD S.E.C.
JUL 2 2 2002

WESTLAND (City) MI (State) 48186 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARY L. COX 734-722-1013
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EUGENE BRAZEAL, JR. BRAZEAL AND COMPANY
(Name — if individual, state last, first, middle name)

27344 MICHIGAN AVENUE (Address) INKSTER, (City) MI (State) 48141 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 9-16-02

OATH OR AFFIRMATION

I, MARY L. COX, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRINITY CHURCH FINANCE CORPORATION, as of 12/31/2001 XXXXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None


OFFICIAL SEAL
ANDREA L HALYARD
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 11/14/03

Mary L. Cox
Signature

President
Title

Andrea L. Halyard in state of Illinois
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TRINITY CHURCH FINANCE CORPORATION

FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS

Brazeal & Company
A professional Corporation
Certified Public Accountants & Consultants

27344 Michigan Avenue, Inkster, Michigan 48141
(313) 730-0900 Fax (313) 730-0467

Member of:

American Institute of Certified Public Accountants

Michigan Association of Certified Public Accountants

Illinois Certified Public Accountant Society

Independent Auditors' Report

Board of Directors
Trinity Church Finance Corporation
Westland, Michigan

We have audited the accompanying balance sheets of Trinity Church Finance Corporation (a Michigan corporation) as of December 31, 2001 and 2000, and the related statements of income, retained earnings, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trinity Church Finance Corporation as of December 31, 2001 and 2000, and the results of its operations, cash flows, and changes in stockholders equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in page 7 – 22 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Brazeal & Company
March 20, 2002
Inkster, MI 48141

TRINITY CHURCH FINANCE CORPORATION
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
Current Assets		
Cash and Cash Equivalent	$ 16,492	$ 16,004
Total Current Assets	16,492	16,004
Furniture and Equipment	12,494	12,494
Less Accumulated Depreciation (Note 1)	(4,494)	(4,159)
Total Furniture and Equipment	8,000	8,335
Total Assets	$ 24,492	$ 24,339
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current and Long Term Liabilities	$ -	$ -
Total Liabilities	-	-
Stockholders' Equity		
Common Stock - $1.00 par value, 50,000 shares authorized, 2499 shares issued and outstanding	$ 2,689	$ 2,689
Additional Paid in Capital	36,489	36,489
Retained Earnings	(14,686)	(14,839)
Total Stockholders' Equity	24,492	24,339
Total Liabilities and Stockholders' Equity	$ 24,492	$ 24,339

The accompanying notes are an integral part of this statement.

TRINITY CHURCH FINANCE CORPORATION

STATEMENTS OF INCOME AND RETAINED EARNINGS

YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES		
Fee Income	$ 9,379	$ -
Other Income	344	1,200
Interest Income	469	4,510
Total Revenues	10,192	5,710
EXPENSES		
Bank Charges	196	138
Commission		204
Depreciation	335	335
Internet	304	110
Legal & Accounting	4,387	4,299
License	15	816
Miscellaneous		35
Office Supplies	278	217
Payroll Tax		2,112
Postage	30	61
Registration	1,995	3,770
Telephone	2,415	2,357
Travel & Entertainment	83	173
	10,039	14,626
NET INCOME (LOSS)	154	(8,916)
RETAINED EARNINGS AT BEGINNING OF YEAR	(14,839)	(5,923)
RETAINED EARNINGS AT END OF YEAR	$ (14,686)	$ (14,839)

The accompanying notes are an integral part of this statement.

TRINITY CHURCH FINANCE CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2000	$ 2,689	$ 36,489	$ (14,839)	$ 24,339
Net income for the year ended December 31, 2001			154	154
Balance at December 31, 2001	$ 2,689	$ 36,489	$ (14,686)	$ 24,492

The accompanying notes are an integral part of this statement.

TRINITY CHURCH FINANCE CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 154	$ (8.916)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	335	335
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	489	(8.581)
CASH FLOWS FROM INVESTING ACTIVITIES		
Redemption of Bonds	-	2.500
NET CASH PROVIDED BY INVESTING ACTIVITIES	-	2.500
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Additional Paid-in Capital & Common Stock	-	667
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	667
NET INCREASE (DECREASE) IN CASH	489	(5,414)
CASH AT BEGINNING OF YEAR	16,004	21.418
CASH AT END OF YEAR	$ 16,492	$ 16,004

The accompanying notes are an integral part of this statement.

TRINITY CHURCH FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Trinity Church Finance Corporation is presented to assist in understanding the corporation's financial statements. The financial statements and notes are representations of the corporation's management who is responsible for he integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

The Corporation provides securities underwriting services to churches that are financing a building program.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Corporation considers all short-tern debt securities purchased with a maturity of three months or less to be cash equivalents.

Depreciation

The corporation provides for depreciation based upon the acquisition cost and the estimated service lives of depreciable assets using the straight line method.

NOTE B - NET CAPITAL REQUIREMENTS

The corporation is subject to the Security and Exchanges Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the corporation was in compliance with both requirements.

Supplementary Information

- Focus Report -

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: TRINITY CHURCH FINANCE CORPORA [0013]

SEC File Number: 8- 30878 [0014]

Address of Principal Place of Business: 29745 ANNAPOLIS [0020]

WESTLAND [0021] MI [0022] 48186 [0023]

Firm ID: 14562 [0015]

For Period Beginning 01/01/2001 [0024] And Ending 12/31/2001 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Mary L. Cox- president [0030] Phone: 734-722-1013 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: n/a [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated (selected) [0198] Unconsolidated (not selected) [0199]

		Allowable	Non-Allowable	Total
1.	Cash	5,989 [0200]		5,989 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	10,503 [0424]		
	E. Spot commodities	[0430]		10,503 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			

B. Other securities [0160]				
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities [0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	8,000 [0680]	8,000 [0920]
11.	Other assets	[0535]	[0735]	0 [0930]
12.	TOTAL ASSETS	16,492 [0540]	8,000 [0740]	24,492 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	0 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	-0- [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	0 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	0 [1720]

from outsiders

[0990]

C. Pursuant to secured demand note collateral agreements:

		[1420]	0 [1730]

1. from outsiders

[1000]

2. Includes equity subordination (15c3-1(d)) of

[1010]

D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	[1230]	0 [1450]	-0- [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ____ [1020])	[1780]
23 Corporations:	
A. Preferred stock	[1791]
B. Common stock	2,689 [1792]
C. Additional paid-in capital	36,489 [1793]
D. Retained earnings	(14,686) [1794]

E.	Total	24,492 [1795]
F.	Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	24,492 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	24,492 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 1/1/2001 [3932] Period Ending 12/31/2001 [3933] Number of months 12 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
	b.	Commissions on listed option transactions	[3938]
	c.	All other securities commissions	[3939]
	d.	Total securities commissions	0 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	[3949]
	c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		9,379 [3975]
8.	Other revenue		813 [3995]
9.	Total revenue		10,192 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	[4120]
11.	Other employee compensation and benefits	-0- [4115]
12.	Commissions paid to other broker-dealers	[4140]
13.	Interest expense	[4075]

	a. Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		[4195]
15.	Other expenses		10,039 [4100]
16.	Total expenses		10,039 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		154 [4210]
18.	Provision for Federal Income taxes (for parent only)		-0- [4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		154 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items		0 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☑ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 24,492 [3480]
2. Deduct ownership equity not allowable for Net Capital — -0- [3490]
3. Total ownership equity qualified for Net Capital — 24,492 [3500]
4. Add:
   - A. Liabilities subordinated to claims of general creditors allowable in computation of net capital — 0 [3520]
   - B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	0 [3525]

5. Total capital and allowable subordinated liabilities — 24,492 [3530]
6. Deductions and/or charges:
   - A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) — 8,000 [3540]
   - B. Secured demand note deficiency — [3590]
   - C. Commodity futures contracts and spot commodities - proprietary capital charges — [3600]
   - D. Other deductions and/or charges — [3610] — (8,000) [3620]
7. Other additions and/or credits (List)

[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	0 [3630]

8. Net capital before haircuts on securities positions — 16,492 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

A. Contractual securities commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			16,492 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	11,492 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	11,492 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		-0- [3790]
17.	Add:		
	A. Drafts for immediate credit	[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
	C. Other unrecorded amounts(List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19.	Total aggregate indebtedness		[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		24,339 [4240]
	A. Net income (loss)		153 [4250]
	B. Additions (includes non-conforming capital of	[4262])	-0- [4260]
	C. Deductions (includes non-conforming capital of	[4272])	-0- [4270]
2.	Balance, end of period (From item 1800)		24,492 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
	A. Increases	[4310]
	B. Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

OTHER EXPENSES: FOR LINE 15, Page 13 of FOCUS REPORT

Bank Charges		196
Depreciation		335
Internet		304
Legal & Accounting		4,387
License		15
Office Supplies		278
Postage		30
Registration		1,995
Telephone		2,415
Travel & Entertainment		83
Total Other Expenses	$	10,039